November 22, 2017

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 1, 2017
File No. 000-18548

Dear Mr. Kuhar:

Xilinx, Inc. (the “Company”) is in receipt of the letter dated November 9, 2017 from the staff of the Division of Corporation Finance (the “Staff”). For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response below.

Form 10-K for the Fiscal Year Ended April 1, 2017

Financial Condition, Liquidity and Capital Resources, page 35

1.
We note your response to prior comment 1. In future filings, please consider whether disclosure is appropriate regarding the risks if the Commission or a court were to disagree with your conclusions regarding whether you are an Investment Company.

Response:

The Company respectfully acknowledges the Staff’s comment. In connection with the Company’s ongoing consideration of its disclosure obligations, including, for example, the requirements of Form 10-K Part I Item 1A, Form 10-Q Part II Item 1A and Regulation S-K Item 503(c), the Company will continue to consider all relevant facts and circumstances, including those that have been the subject of the Company’s recent correspondence with the Staff concerning investment securities held by the Company.

Mr. Kevin J. Kuhar
U.S. Securities and Exchange Commission
November 22, 2017

Please contact me at (408) 879-3420 if you have any questions about the foregoing.

Sincerely,

/s/ Lorenzo A. Flores

Lorenzo A. Flores
Senior Vice President and
Chief Financial Officer

cc: Moshe N. Gavrielov
President and Chief Executive Officer